

Mail Stop 3720

June 16, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

> **Re:** **NGFC Equities, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 6, 2016**
> **File No. 333-210436**

Dear Mr. Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, our references to prior comments are to comments in our June 3, 2016 letter.

Investment Company Status

Risk Factors, Page 5

1.   The staff of the Division of Investment Management has reviewed your response to prior comment 2 and asks that you add the following risk factor, or a variation thereof, to your registration statement or provide an analysis of why such risk factor should be omitted:

> **We are a holding company that operates businesses through operating subsidiaries. If we were deemed to be an investment company under the 1940 Act, we would be required to restructure our operations, or to register as an investment company under the 1940 Act and become subject to provisions of the**

1940 Act, which likely would have a material adverse impact on the business activities of the Company.

A company is required to register as an investment company under the 1940 Act, if, among other things, and subject to various exceptions:

- it is or holds itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

- it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

2.   Please clarify throughout the registration statement the effective date of the company's resignation as the general partner of NGLP.

Approximately 14% of Company's Total Assets Are in Publicly Traded Stocks…, page 9

3.   Please clarify how you calculated that 14% of the company's total assets are in publicly traded stocks in light of the fact that your balance sheet as of March 31, 2016 shows $242,801 in marketable securities. In addition, please update this risk factor to discuss how this may change with the deconsolidation of NGLP.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.   Please update your disclosure to discuss the impact on the company's results of operations and liquidity of deconsolidating NGLP. For example, discuss how the deconsolidation will impact your ability to repay the $50,000 promissory note to Southridge Partners II, LP. As another example, update your statement on page 39 to disclose that the company's right to receive 30% of NGLP's capital gains ceased upon the effectiveness of the company's resignation as general partner (providing the effective date).

Security Ownership of Certain Beneficial Owners and Management, Page 45

5.   In response to our comment 5, you state that you have not included in your beneficial table shares of NGFC that limited partners may acquire upon conversion of their capital in NGLP. You state that the reason for the omission is that you only included securities that can be acquired within 60 days of March 31, 2016, the date of your most recent quarterly statement. Please note that beneficial ownership information must be provided as of the most recent practicable date. Therefore, please update the beneficial ownership table to include securities that may be acquired within 60 days of the most recent

practicable date, such as the shares of NGFC that limited partners may acquire upon conversion of their capital in NGLP. Refer to Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications